UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE

For the year ended December 31, 2006

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE

For the transition period from              to

Commission File Number: 1-13283

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES EMPLOYEES’ 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PENN VIRGINIA CORPORATION

THREE RADNOR CORPORATE CENTER, SUITE 300

100 MATSONFORD ROAD

RADNOR, PA 19087

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

Penn Virginia Corporation and Affiliated Companies

Employees’ 401(k) Plan

Radnor, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of the Penn Virginia Corporation and Affiliated Companies Employees’ 401(k) Plan as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years ended December 31, 2006 and 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Companies Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Penn Virginia Corporation and Affiliated Companies Employees’ 401(k) Plan as of December 31, 2006 and 2005, and the changes in its net assets available for benefits for the years ended December 31, 2006 and 2005, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment and reportable transactions, together referred to as “supplemental information,” are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

May 25, 2007

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES

EMPLOYEES’ 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2006 and 2005

	2006	2005
ASSETS
Investments at fair value
Cash	$4,001	$2,025
Common stock	21,896,526	20,901,406
Registered investment company mutual funds	13,252,275	7,214,675
Common/Collective Funds	2,576,250	1,759,185
Participant loans receivable	231,740	159,722

	37,960,792	30,037,013
Receivables
Employer contributions	369,008	239,393
Employee contributions	53,254	—

	422,262	239,393

NET ASSETS AVAILABLE FOR BENEFITS	$38,383,054	$30,276,406

See accompanying notes.

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES

EMPLOYEES’ 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years Ended December 31, 2006 and 2005

	2006	2005
ADDITIONS TO NET ASSETS
Investment income
Interest and dividends	$737,882	$433,380
Net appreciation in fair value of investments	1,498,790	5,989,033
Realized gain on the sale of investments	3,775,958	273,288
Interest, participant loans	13,633	7,265

	6,026,263	6,702,966
Contributions
Employer	1,193,679	931,321
Employee	1,819,388	1,260,407

	3,013,067	2,191,728
Other activity	5,236	1,243

TOTAL ADDITIONS	9,044,566	8,895,937
DEDUCTIONS FROM NET ASSETS
Benefits paid to participants	935,007	1,470,791
Administrative fees	2,911	12,313

TOTAL DEDUCTIONS	937,918	1,483,104

NET INCREASE IN NET ASSETS PRIOR TO TRANSFER	8,106,648	7,412,833
ASSETS TRANSFERRED INTO THE PLAN	—	1,157,534

NET INCREASE	8,106,648	8,570,367
NET ASSETS AVAILABLE FOR BENEFITS
BEGINNING OF YEAR	30,276,406	21,706,039

END OF YEAR	$38,383,054	$30,276,406

See accompanying notes.

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES

EMPLOYEES’ 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

NOTE A	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND GENERAL DESCRIPTION OF THE PLAN

Significant Accounting Policies

The significant accounting policies employed in the preparation of the accompanying financial statements are as follows:

Valuation of Investments

The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Units of the Common/Collective Funds are valued at net asset value at year end. The Company stock fund is valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position). Participant loans are valued at cost which approximates fair value.

Revenue Recognition and Method of Accounting

All transactions are recorded on the accrual basis. Purchases and sales of investments are recorded based on the trade date. Investment income is recorded as earned. Realized gains or losses on security transactions are determined using the average cost of securities sold on the trade date. Expenses are recorded as incurred.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Plan Expenses

For the years ended December 31, 2006 and 2005, the Company paid expenses of the Plan which were in addition to the expenses paid from the participants’ individual accounts.

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES

EMPLOYEES’ 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

General Description of the Plan

A general description of the Penn Virginia Corporation and Affiliated Companies Employees’ 401(k) Plan follows. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan. Employees of Penn Virginia Corporation and its affiliated companies (the “Company”) are eligible to participate in the Penn Virginia Corporation and Affiliated Companies Employees’ 401(k) Plan (the “Plan”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan includes an employee stock ownership plan (“ESOP”) feature, as defined in Internal Revenue Code Section 4975(e)7. The ESOP feature provides for discretionary employer contributions to the Plan.

Contributions

Participants were able to contribute up to the lesser of $15,000 (2006) and $14,000 (2005) or 50% of their annual compensation. The employer matching contributions equaled 100% of the employees’ elective deferral contribution up to 6% of compensation up to $220,000 (2006) and $210,000 (2005). Participants may also contribute amounts representing distributions from other qualified benefit plans (via a rollover into the Plan).

Participation

Employees are eligible to participate in the Plan immediately upon hire. Employees are eligible to receive an employer matching contribution upon attaining one year of service.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and the employer matching contribution, as well as an allocation of Plan earnings. Participants have access to their accounts 24 hours a day/7 days per week via a toll-free telephone number and a website. Fund transfers and investment election changes may be elected daily. A participant may stop, start, or change his/her 401(k) salary deferral rate at will.

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES

EMPLOYEES’ 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

Plan Loans

Active employees may elect to take loans from the Plan at any given time. As required by law, a loan amount is limited to the lesser of $50,000 or 50% of the participant’s vested account and must be repaid within five years unless the loan is for the purchase of a primary residence. Loan repayments are processed via payroll deduction on an after-tax basis.

Vesting

Participants are always 100% vested in their own 401(k) salary deferral contributions, as well as the employer matching contributions.

Payment of Benefits

A participant may receive 100% of his/her account balance at termination of employment. In the event of a “qualified emergency,” an active employee may elect a withdrawal from his/her elective deferral contributions.

Voting Rights

Each participant is entitled to exercise the voting rights attributable to shares of Company stock held in his account in the trust with respect to all corporate matters upon which the Company’s shareholders are entitled or permitted to vote. Each participant has one vote for each share of stock credited to his account.

Plan Termination

The Plan may be terminated at any time by the Company. In the event of Plan termination, distribution of participant accounts shall be in accordance with Article XIII of the Plan document.

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES

EMPLOYEES’ 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

NOTE B	ADMINISTRATION OF THE PLAN

The Plan is administered by a committee of at least three members who are appointed and may be removed by the Company’s Board of Directors. The Board of Directors of the Company appointed PNC Bank, N.A. as trustee of the Plan. The Company pays for all administrative and recordkeeping costs associated with operating the Plan. Investment management fees charged by each mutual fund are netted against returns. Investment management fees charged by the PNC Investment Contract Fund (which is a collective investment fund) are charged to those participants with balances in those funds.

NOTE C	TAX STATUS OF THE PLAN

The Plan has received a favorable determination letter from the Internal Revenue Service dated March 14, 2003, indicating that the Plan is a qualified plan under Section 401(k) of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE D	INVESTMENTS

The following presents investments at December 31, 2006 and 2005, which represent 5% or more of the Plan’s net assets:

	2006	2005
PNC Investment Contract Fund, 887,811 shares (2006) and 631,596 shares (2005)	$2,576,250	$1,759,185
Penn Virginia Corporation common stock, 312,629 shares (2006) and 364,136 shares (2005)	$21,896,526	$20,901,406

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES

EMPLOYEES’ 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

NOTE E	TRANSFERS

The Plan executed a plan-to-plan transfer with the Cantera Profit Sharing/401(k) Savings Plan during the year ended December 31, 2005. The transferred net assets of $1,157,534 have been recognized in the accounts of the Plan at the balances as previously carried in the accounts of the transferred plan. The changes in net assets of the combined plan are included in the statement of changes in net assets available for benefits.
NOTE F	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of contributions per the financial statements to the Form 5500: For the year ended December 31, 2006:

	Employer	Employee
Total contributions per financial statements	$1,193,679	$1,819,388
Add 2005 contributions receivable	239,393	—
Less 2006 contribution receivable	(369,008)	(53,254)

TOTAL CONTRIBUTIONS PER FORM 5500	$1,064,064	$1,766,134

For the year ended December 31, 2005:

	Employer	Employee
Total contributions per financial statements	$931,321	$1,260,407
Add 2004 contributions receivable	11,376	19,072
Less 2005 contribution receivable	(239,393)	—

TOTAL CONTRIBUTIONS PER FORM 5500	$703,304	$1,279,479

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES

EMPLOYEES’ 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

The following is a reconciliation of the net appreciation in fair value of investments and realized gains on the sale of investments per the financial statements to the Form 5500:

For the year ended December 31, 2006:

	Net Appreciation in Fair Value of Investments	Realized Gains on the Sale of Investments
Total per financial statements	$1,498,790	$3,775,958
Difference between the method used in the Form 5500 to calculate realized gains and losses on investments and the method used in financial statements	2,878,124	(2,878,124)

TOTAL PER FORM 5500	$4,376,914	$897,834

For the year ended December 31, 2005:

	Net Appreciation in Fair Value of Investments	Realized Gains on the Sale of Investments
Total per financial statements	$5,989,033	$273,288
Difference between the method used in the Form 5500 to calculate realized gains and losses on investments and the method used in financial statements	197,451	(197,451)

TOTAL PER FORM 5500	$6,186,484	$75,837

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES

EMPLOYEES’ 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

NOTE G	PLAN AMENDMENTS

The Plan was amended during the Plan years ended December 31, 2006 and 2005, by several amendments. The 2006 amendments affected the definition of “qualified emergency” for hardship withdrawals, the definition of compensation and treatment of dividends related to the ESOP and diversification of ESOP investments. The 2005 amendments affected the processing of distributions, established a Company contribution to eligible participants’ ESOP accounts and allowed for the plan-to-plan transfer of certain assets from the Cantera Profit Sharing/401(k) Savings Plan.

SUPPLEMENTAL SCHEDULES

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES

EMPLOYEES’ 401(k) PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT

Year Ended December 31, 2006

Schedule H, Part IV, Item 4i of Form 5500, EIN# 23-1184320, Plan 001

Shares	Description	Cost	Current Value
312,629	Penn Virginia Corporation Stock	$5,079,511	$21,896,526
22,288	AIM Basic Value	676,862	815,745
22	American Beacon Lg Cap Value	494	491
49,687	Federated Mid-Cap Index	1,032,126	1,139,821
154,440	Federated Total Return Bond	1,639,180	1,627,800
24,027	Fidelity Advisor Value Strat	741,674	729,686
68,795	Fidelity Advisor Div. Int’l	1,435,910	1,552,015
17,890	Fidelity Spartan US Equity Index	816,765	897,740
77,417	MFS MA Investors Growth Stock	938,321	1,068,351
68,414	Royce Low Price Stock	1,141,942	1,151,416
32,190	T Rowe Ret. 2010 R	469,799	507,953
50,572	T Rowe Ret. 2020 R	794,358	870,858
83,925	T Rowe Ret. 2030 R	1,507,679	1,550,087
10,736	T Rowe Ret. 2040 R	187,882	200,219
36,379	T Rowe Growth Stock R	1,028,515	1,135,394
358	T Rowe Ret. Income R	4,493	4,699
887,811	PNC Investment Contract Fund	2,424,822	2,576,250
N/A	Uninvested funds	4,001	4,001
2,372	Penn Virginia 401k Slf	2,372	2,372
N/A	Participant loans, 5% to 8%	N/A	229,368

			$37,960,792

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES

EMPLOYEES’ 401(k) PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS

Year Ended December 31, 2006

	PENN VIRGINIA CORPORATION
	EIN	PN
	FORM 5500,	27d
	Schedule of Reportable Transactions for Plan Year Ended 12/31/2006
A S S E T T O T A L S
IDENTITY OF PARTY INVOLVED	DESCRIPTION OF ASSET	PURCHASE PRICE	SELLING PRICE	COST OF ASSET	CURRENT VALUE OF ASSET	NET GAIN/ LOSS
PNC BANK	PNC Investment Contract Fund	17,275.57			17,275.57

PNC BANK	PNC Investment Contract Fund	14,743.37			14,743.37

PNC BANK	PNC Investment Contract Fund	37,341.90			37,341.90

PNC BANK	PNC Investment Contract Fund		75,732.16	74,906.61		825.55

PNC BANK	PNC Investment Contract Fund	14,773.52			14,773.52

PNC BANK	PNC Investment Contract Fund		1,578.67	1,528.87		49.80

PNC BANK	PNC Investment Contract Fund	20,370.65			20,370.65

PNC BANK	PNC Investment Contract Fund	14,921.10			14,921.10

PNC BANK	PNC Investment Contract Fund		8,042.82	7,740.24		302.58

PNC BANK	PNC Investment Contract Fund	5,257.25			5,257.25

PNC BANK	PNC Investment Contract Fund	14,806.10			14,806.10

PNC BANK	PNC Investment Contract Fund	18,406.07			18,406.07

PNC BANK	PNC Investment Contract Fund		797.44	751.02		46.42

PNC BANK	PNC Investment Contract Fund	307.02			307.02

PNC BANK	PNC Investment Contract Fund		704.04	695.74		8.30

PNC BANK	PNC Investment Contract Fund	12,293.99			12,293.99

PNC BANK	PNC Investment Contract Fund	1,098.81			1,098.81

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES

EMPLOYEES’ 401(k) PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS

Year Ended December 31, 2006

	PENN VIRGINIA CORPORATION
	EIN	PN
	FORM 5500,	27d
	Schedule of Reportable Transactions for Plan Year Ended 12/31/2006
A S S E T T O T A L S
IDENTITY OF PARTY INVOLVED	DESCRIPTION OF ASSET	PURCHASE PRICE	SELLING PRICE	COST OF ASSET	CURRENT VALUE OF ASSET	NET GAIN/ LOSS
PNC BANK	PNC Investment Contract Fund		1,098.81	1,098.81

PNC BANK	PNC Investment Contract Fund	11,938.73			11,938.73

PNC BANK	PNC Investment Contract Fund	0.05			0.05

PNC BANK	PNC Investment Contract Fund	5.28			5.28

PNC BANK	PNC Investment Contract Fund	2,857.40			2,857.40

PNC BANK	PNC Investment Contract Fund		6,749.12	6,677.33		71.79

PNC BANK	PNC Investment Contract Fund	9,204.43			9,204.43

PNC BANK	PNC Investment Contract Fund		53,140.10	50,969.69		2,170.41

PNC BANK	PNC Investment Contract Fund		5,308.79	5,088.42		220.37

PNC BANK	PNC Investment Contract Fund		3,861.75	3,699.60		162.15

PNC BANK	PNC Investment Contract Fund		4,619.89	4,425.30		194.59

PNC BANK	PNC Investment Contract Fund	1.59			1.59

PNC BANK	PNC Investment Contract Fund	9,129.14			9,129.14

PNC BANK	PNC Investment Contract Fund		10,807.68	10,353.88		453.80

PNC BANK	PNC Investment Contract Fund	1.46			1.46

PNC BANK	PNC Investment Contract Fund	7,440.83			7,440.83

PNC BANK	PNC Investment Contract Fund	1,445.28			1,445.28

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES

EMPLOYEES’ 401(k) PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS

Year Ended December 31, 2006

	PENN VIRGINIA CORPORATION
	EIN	PN
	FORM 5500,	27d
	Schedule of Reportable Transactions for Plan Year Ended 12/31/2006
A S S E T T O T A L S
IDENTITY OF PARTY INVOLVED	DESCRIPTION OF ASSET	PURCHASE PRICE	SELLING PRICE	COST OF ASSET	CURRENT VALUE OF ASSET	NET GAIN/ LOSS
PNC BANK	PNC Investment Contract Fund	8,986.85			8,986.85

PNC BANK	PNC Investment Contract Fund		91.91	87.18		4.73

PNC BANK	PNC Investment Contract Fund	0.06			0.06

PNC BANK	PNC Investment Contract Fund	8,987.91			8,987.91

PNC BANK	PNC Investment Contract Fund	9,083.68			9,083.68

PNC BANK	PNC Investment Contract Fund	9,302.00			9,302.00

PNC BANK	PNC Investment Contract Fund	0.13			0.13

PNC BANK	PNC Investment Contract Fund	9,272.28			9,272.28

PNC BANK	PNC Investment Contract Fund		139,683.15	126,283.53		13,399.62

PNC BANK	PNC Investment Contract Fund	9,371.14			9,371.14

PNC BANK	PNC Investment Contract Fund		6,455.35	5,767.22		688.13

PNC BANK	PNC Investment Contract Fund	3,828.60			3,828.60

PNC BANK	PNC Investment Contract Fund	9,503.49			9,503.49

PNC BANK	PNC Investment Contract Fund	14,556.42			14,556.42

PNC BANK	PNC Investment Contract Fund		938.27	888.76		49.51

PNC BANK	PNC Investment Contract Fund	21,889.21			21,889.21

PNC BANK	PNC Investment Contract Fund	9,123.70			9,123.70

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES

EMPLOYEES’ 401(k) PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS

Year Ended December 31, 2006

	PENN VIRGINIA CORPORATION
	EIN	PN
	FORM 5500,	27d
	Schedule of Reportable Transactions for Plan Year Ended 12/31/2006
A S S E T T O T A L S
IDENTITY OF PARTY INVOLVED	DESCRIPTION OF ASSET	PURCHASE PRICE	SELLING PRICE	COST OF ASSET	CURRENT VALUE OF ASSET	NET GAIN/ LOSS
PNC BANK	PNC Investment Contract Fund	7,698.12			7,698.12

PNC BANK	PNC Investment Contract Fund	218,422.62			218,422.62

PNC BANK	PNC Investment Contract Fund		8,000.00	7,149.24		850.76

PNC BANK	PNC Investment Contract Fund	7,764.70			7,764.70

PNC BANK	PNC Investment Contract Fund	31,584.42			31,584.42

PNC BANK	PNC Investment Contract Fund	25,492.18			25,492.18

PNC BANK	PNC Investment Contract Fund		45,649.75	45,393.81		255.94

PNC BANK	PNC Investment Contract Fund		262.70	246.84		15.86

PNC BANK	PNC Investment Contract Fund		674.29	617.27		57.02

PNC BANK	PNC Investment Contract Fund	8,126.29			8,126.29

PNC BANK	PNC Investment Contract Fund	18,788.78			18,788.78

PNC BANK	PNC Investment Contract Fund	309,178.63			309,178.63

PNC BANK	PNC Investment Contract Fund		5,338.92	5,031.34		307.58

PNC BANK	PNC Investment Contract Fund	7,576.80			7,576.80

PNC BANK	PNC Investment Contract Fund	100,000.00			100,000.00

PNC BANK	PNC Investment Contract Fund		939.62	906.26		33.36

PNC BANK	PNC Investment Contract Fund	21.23			21.23

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES

EMPLOYEES’ 401(k) PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS

Year Ended December 31, 2006

	PENN VIRGINIA CORPORATION
	EIN	PN
	FORM 5500,	27d
	Schedule of Reportable Transactions for Plan Year Ended 12/31/2006
A S S E T T O T A L S
IDENTITY OF PARTY INVOLVED	DESCRIPTION OF ASSET	PURCHASE PRICE	SELLING PRICE	COST OF ASSET	CURRENT VALUE OF ASSET	NET GAIN/ LOSS
PNC BANK	PNC Investment Contract Fund	21,708.51			21,708.51

PNC BANK	PNC Investment Contract Fund	27,568.53			27,568.53

PNC BANK	PNC Investment Contract Fund	5,833.88			5,833.88

PNC BANK	PNC Investment Contract Fund		1,664.64	1,563.93		100.71

PNC BANK	PNC Investment Contract Fund		846.43	774.35		72.08

PNC BANK	PNC Investment Contract Fund	3,832.35			3,832.35

PNC BANK	PNC Investment Contract Fund		883.25	866.87		16.38

	Penn VA 401k Slf	63.23			63.23

	Penn VA 401k Slf	13,532.69			13,532.69

	Penn VA 401k Slf		13,595.31	13,595.31

	Penn VA 401k Slf	253,082.03			253,082.03

	Penn VA 401k Slf		252,637.26	252,637.26

	Penn VA 401k Slf	9,858.18			9,858.18

	Penn VA 401k Slf	14,181.69			14,181.69

	Penn VA 401k Slf		24,485.36	24,485.36

	Penn VA 401k Slf	314.57			314.57

	Penn VA 401k Slf	13,585.79			13,585.79

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES

EMPLOYEES’ 401(k) PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS

Year Ended December 31, 2006

	PENN VIRGINIA CORPORATION
	EIN	PN
	FORM 5500,	27d
	Schedule of Reportable Transactions for Plan Year Ended 12/31/2006
A S S E T T O T A L S
IDENTITY OF PARTY INVOLVED	DESCRIPTION OF ASSET	PURCHASE PRICE	SELLING PRICE	COST OF ASSET	CURRENT VALUE OF ASSET	NET GAIN/ LOSS
	Penn VA 401k Slf		13,775.20	13,775.20

	Penn VA 401k Slf	159.44			159.44

	Penn VA 401k Slf	37.91			37.91

	Penn VA 401k Slf	17,237.97			17,237.97

	Penn VA 401k Slf		17,450.10	17,450.10

	Penn VA 401k Slf	41,332.46			41,332.46

	Penn VA 401k Slf	6,988.92			6,988.92

	Penn VA 401k Slf		7,805.49	7,805.49

	Penn VA 401k Slf	13,805.61			13,805.61

	Penn VA 401k Slf	2,899.39			2,899.39

	Penn VA 401k Slf		2,899.39	2,899.39

	Penn VA 401k Slf	57,228.43			57,228.43

	Penn VA 401k Slf		111,656.86	111,656.86

	Penn VA 401k Slf	25,144.44			25,144.44

	Penn VA 401k Slf		12,572.22	12,572.22

	Penn VA 401k Slf	27,867.94			27,867.94

	Penn VA 401k Slf		13,933.97	13,933.97

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES

EMPLOYEES’ 401(k) PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS

Year Ended December 31, 2006

	PENN VIRGINIA CORPORATION
	EIN	PN
	FORM 5500,	27d
	Schedule of Reportable Transactions for Plan Year Ended 12/31/2006
A S S E T T O T A L S
IDENTITY OF PARTY INVOLVED	DESCRIPTION OF ASSET	PURCHASE PRICE	SELLING PRICE	COST OF ASSET	CURRENT VALUE OF ASSET	NET GAIN/ LOSS
	Penn VA 401k Slf	0.18			0.18

	Penn VA 401k Slf		26,487.05	26,487.05

	Penn VA 401k Slf		0.03	0.03

	Penn VA 401k Slf		0.73	0.73

	Penn VA 401k Slf	16,081.01			16,081.01

	Penn VA 401k Slf		14.37	14.37

	Penn VA 401k Slf		16,074.34	16,074.34

	Penn VA 401k Slf	88.33			88.33

	Penn VA 401k Slf	3.67			3.67

	Penn VA 401k Slf	15,151.59			15,151.59

	Penn VA 401k Slf		15,139.86	15,139.86

	Penn VA 401k Slf	4.76			4.76

	Penn VA 401k Slf	13,457.40			13,457.40

	Penn VA 401k Slf	1,345.49			1,345.49

	Penn VA 401k Slf		14,893.98	14,893.98

	Penn VA 401k Slf	41,144.85			41,144.85

	Penn VA 401k Slf	15,066.00			15,066.00

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES

EMPLOYEES’ 401(k) PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS

Year Ended December 31, 2006

	PENN VIRGINIA CORPORATION
	EIN	PN
	FORM 5500,	27d
	Schedule of Reportable Transactions for Plan Year Ended 12/31/2006
A S S E T T O T A L S
IDENTITY OF PARTY INVOLVED	DESCRIPTION OF ASSET	PURCHASE PRICE	SELLING PRICE	COST OF ASSET	CURRENT VALUE OF ASSET	NET GAIN/ LOSS
	Penn VA 401k Slf	45.38			45.38

	Penn VA 401k Slf		7,797.91	7,797.91

	Penn VA 401k Slf		43.57	43.57

	Penn VA 401k Slf	0.07			0.07

	Penn VA 401k Slf		48,447.05	48,447.05

	Penn VA 401k Slf	15,235.01			15,235.01

	Penn VA 401k Slf		1.33	1.33

	Penn VA 401k Slf		15,199.85	15,199.85

	Penn VA 401k Slf	15,215.43			15,215.43

	Penn VA 401k Slf	131.51			131.51

	Penn VA 401k Slf		15,248.12	15,248.12

	Penn VA 401k Slf	15,873.05			15,873.05

	Penn VA 401k Slf	5.81			5.81

	Penn VA 401k Slf	15,837.79			15,837.79

	Penn VA 401k Slf		31,870.69	31,870.69

	Penn VA 401k Slf	23,083.84			23,083.84

	Penn VA 401k Slf		0.01	0.01

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES

EMPLOYEES’ 401(k) PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS

Year Ended December 31, 2006

	PENN VIRGINIA CORPORATION
	EIN	PN
	FORM 5500,	27d
	Schedule of Reportable Transactions for Plan Year Ended 12/31/2006
A S S E T T O T A L S
IDENTITY OF PARTY INVOLVED	DESCRIPTION OF ASSET	PURCHASE PRICE	SELLING PRICE	COST OF ASSET	CURRENT VALUE OF ASSET	NET GAIN/ LOSS
	Penn VA 401k Slf	75.45			75.45

	Penn VA 401k Slf		18.91	18.91

	Penn VA 401k Slf	16,460.85			16,460.85

	Penn VA 401k Slf	2.91			2.91

	Penn VA 401k Slf		39,491.26	39,491.26

	Penn VA 401k Slf	1,237.09			1,237.09

	Penn VA 401k Slf	3,828.60			3,828.60

	Penn VA 401k Slf	15,995.07			15,995.07

	Penn VA 401k Slf	44,550.90			44,550.90

	Penn VA 401k Slf		10,724.23	10,724.23

	Penn VA 401k Slf		54,901.33	54,901.33

	Penn VA 401k Slf	109.85			109.85

	Penn VA 401k Slf	42,147.32			42,147.32

	Penn VA 401k Slf	17,364.94			17,364.94

	Penn VA 401k Slf	436.96			436.96

	Penn VA 401k Slf		59,971.63	59,971.63

	Penn VA 401k Slf	16,309.90			16,309.90

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES

EMPLOYEES’ 401(k) PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS

Year Ended December 31, 2006

	PENN VIRGINIA CORPORATION
	EIN	PN
	FORM 5500,	27d
	Schedule of Reportable Transactions for Plan Year Ended 12/31/2006
A S S E T T O T A L S
IDENTITY OF PARTY INVOLVED	DESCRIPTION OF ASSET	PURCHASE PRICE	SELLING PRICE	COST OF ASSET	CURRENT VALUE OF ASSET	NET GAIN/ LOSS
	Penn VA 401k Slf		16,414.20	16,414.20

	Penn VA 401k Slf	181.07			181.07

	Penn VA 401k Slf	8,000.00			8,000.00

	Penn VA 401k Slf	16,418.91			16,418.91

	Penn VA 401k Slf		24,718.67	24,718.67

	Penn VA 401k Slf		45.01	45.01

	Penn VA 401k Slf	15,849.72			15,849.72

	Penn VA 401k Slf		1.88	1.88

	Penn VA 401k Slf		15,641.50	15,641.50

	Penn VA 401k Slf	15,948.25			15,948.25

	Penn VA 401k Slf		16,058.91	16,058.91

	Penn VA 401k Slf		10.42	10.42

	Penn VA 401k Slf	14,947.59			14,947.59

	Penn VA 401k Slf	36,500.17			36,500.17

	Penn VA 401k Slf		4,189.83	4,189.83

	Penn VA 401k Slf	415.05			415.05

	Penn VA 401k Slf		47,337.39	47,337.39

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES

EMPLOYEES’ 401(k) PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS

Year Ended December 31, 2006

	PENN VIRGINIA CORPORATION
	EIN	PN
	FORM 5500,	27d
	Schedule of Reportable Transactions for Plan Year Ended 12/31/2006
A S S E T T O T A L S
IDENTITY OF PARTY INVOLVED	DESCRIPTION OF ASSET	PURCHASE PRICE	SELLING PRICE	COST OF ASSET	CURRENT VALUE OF ASSET	NET GAIN/ LOSS
	Penn VA 401k Slf		227.50	227.50

	Penn VA 401k Slf	14,900.56			14,900.56

	Penn VA 401k Slf	78.46			78.46

	Penn VA 401k Slf		14,976.84	14,976.84

	Penn VA 401k Slf	15,024.74			15,024.74

	Penn VA 401k Slf	22,765.01			22,765.01

	Penn VA 401k Slf	4,269.41			4,269.41

	Penn VA 401k Slf		41,804.47	41,804.47

	Penn Virginia Corp Stock		89,087.48	23,473.15		65,614.33

	Penn Virginia Corp Stock	13,595.31			13,595.31

	Penn Virginia Corp Stock		73.35	38,140.39		-38,067.04

	Penn Virginia Corp Stock	252,637.26			252,637.26

	Penn Virginia Corp Stock		3,403.80	2,447.81		955.99

	Penn Virginia Corp Stock		341.40	298.52		42.88

	Penn Virginia Corp Stock	24,485.36			24,485.36

	Penn Virginia Corp Stock	13,775.20			13,775.20

	Penn Virginia Corp Stock	17,450.10			17,450.10

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES

EMPLOYEES’ 401(k) PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS

Year Ended December 31, 2006

	PENN VIRGINIA CORPORATION
	EIN	PN
	FORM 5500,	27d
	Schedule of Reportable Transactions for Plan Year Ended 12/31/2006
A S S E T T O T A L S
IDENTITY OF PARTY INVOLVED	DESCRIPTION OF ASSET	PURCHASE PRICE	SELLING PRICE	COST OF ASSET	CURRENT VALUE OF ASSET	NET GAIN/ LOSS
	Penn Virginia Corp Stock		783.78	685.36		98.42

	Penn Virginia Corp Stock	111,656.86			111,656.86

	Penn Virginia Corp Stock		57,228.43	57,228.43

	Penn Virginia Corp Stock		47,623.25	12,760.83		34,862.42

	Penn Virginia Corp Stock	26,399.14			26,399.14

	Penn Virginia Corp Stock		54.83	23.80		31.03

	Penn Virginia Corp Stock		176,095.31	24,838.99		151,256.32

	Penn Virginia Corp Stock		7,095.94	5,232.82		1,863.12

	Penn Virginia Corp Stock		2,020.26	1,521.63		498.63

	Penn Virginia Corp Stock	16,074.34			16,074.34

	Penn Virginia Corp Stock		259.91	190.95		68.96

	Penn Virginia Corp Stock		950.71	671.05		279.66

	Penn Virginia Corp Stock	15,139.86			15,139.86

	Penn Virginia Corp Stock	14,893.98			14,893.98

	Penn Virginia Corp Stock		923.46	847.64		75.82

	Penn Virginia Corp Stock		41,680.96	27,716.01		13,964.95

	Penn Virginia Corp Stock	48,447.05			48,447.05

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES

EMPLOYEES’ 401(k) PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS

Year Ended December 31, 2006

	PENN VIRGINIA CORPORATION
	EIN	PN
	FORM 5500,	27d
	Schedule of Reportable Transactions for Plan Year Ended 12/31/2006
A S S E T T O T A L S
IDENTITY OF PARTY INVOLVED	DESCRIPTION OF ASSET	PURCHASE PRICE	SELLING PRICE	COST OF ASSET	CURRENT VALUE OF ASSET	NET GAIN/ LOSS
	Penn Virginia Corp Stock		18,258.13	9,774.01		8,484.12

	Penn Virginia Corp Stock	15,199.85			15,199.85

	Penn Virginia Corp Stock	15,248.12			15,248.12

	Penn Virginia Corp Stock		0.13	0.12		0.01

	Penn Virginia Corp Stock	31,870.69			31,870.69

	Penn Virginia Corp Stock		133,844.57	38,872.76		94,971.81

	Penn Virginia Corp Stock		6,740.98	5,584.63		1,156.35

	Penn Virginia Corp Stock		21,296.23	6,517.71		14,778.52

	Penn Virginia Corp Stock	39,491.26			39,491.26

	Penn Virginia Corp Stock		149,011.78	30,976.40		118,035.38

	Penn Virginia Corp Stock		27,457.33	4,631.52		22,825.81

	Penn Virginia Corp Stock		13,784.63	6,907.54		6,877.09

	Penn Virginia Corp Stock		164,556.42	36,787.61		127,768.81

	Penn Virginia Corp Stock		249,015.02	41,683.64		207,331.38

	Penn Virginia Corp Stock	164,703.99			164,703.99

	Penn Virginia Corp Stock		109,802.66	109,802.66

	Penn Virginia Corp Stock		400,798.17	63,195.55		337,602.62

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES

EMPLOYEES’ 401(k) PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS

Year Ended December 31, 2006

	PENN VIRGINIA CORPORATION
	EIN	PN
	FORM 5500,	27d
	Schedule of Reportable Transactions for Plan Year Ended 12/31/2006
A S S E T T O T A L S
IDENTITY OF PARTY INVOLVED	DESCRIPTION OF ASSET	PURCHASE PRICE	SELLING PRICE	COST OF ASSET	CURRENT VALUE OF ASSET	NET GAIN/ LOSS
	Penn Virginia Corp Stock		59,976.30	11,450.59		48,525.71

	Penn Virginia Corp Stock		2,867.76	1,558.95		1,308.81

	Penn Virginia Corp Stock		46,655.74	7,807.72		38,848.02

	Penn Virginia Corp Stock	52,180.58			52,180.58

	Penn Virginia Corp Stock		256,967.79	45,805.27		211,162.52

	Penn Virginia Corp Stock	16,414.20			16,414.20

	Penn Virginia Corp Stock		82,165.10	19,915.74		62,249.36

	Penn Virginia Corp Stock	24,718.67			24,718.67

	Penn Virginia Corp Stock		59,233.03	18,120.53		41,112.50

	Penn Virginia Corp Stock		24,673.92	22,077.44		2,596.48

	Penn Virginia Corp Stock		1,218.65	1,064.27		154.38

	Penn Virginia Corp Stock		785,336.85	124,295.03		661,041.82

	Penn Virginia Corp Stock	109,111.44			109,111.44

	Penn Virginia Corp Stock		109,111.44	18,534.27		90,577.17

	Penn Virginia Corp Stock	15,641.50			15,641.50

	Penn Virginia Corp Stock		37,577.53	10,902.58		26,674.95

	Penn Virginia Corp Stock		372,330.15	57,545.18		314,784.97

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES

EMPLOYEES’ 401(k) PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS

Year Ended December 31, 2006

	PENN VIRGINIA CORPORATION
	EIN	PN
	FORM 5500,	27d
	Schedule of Reportable Transactions for Plan Year Ended 12/31/2006
A S S E T T O T A L S
IDENTITY OF PARTY INVOLVED	DESCRIPTION OF ASSET	PURCHASE PRICE	SELLING PRICE	COST OF ASSET	CURRENT VALUE OF ASSET	NET GAIN/ LOSS
	Penn Virginia Corp Stock		314,178.63	50,805.39		263,373.24

	Penn Virginia Corp Stock		287,068.11	48,078.24		238,989.87

	Penn Virginia Corp Stock		59,364.92	23,616.85		35,748.07

	Penn Virginia Corp Stock	16,058.91			16,058.91

	Penn Virginia Corp Stock		186,000.00	31,097.69		154,902.31

	Penn Virginia Corp Stock		53,113.88	14,714.78		38,399.10

	Penn Virginia Corp Stock		100,020.93	16,167.58		83,853.35

	Penn Virginia Corp Stock		25,165.70	17,543.96		7,621.74

	Penn Virginia Corp Stock	47,337.39			47,337.39

	Penn Virginia Corp Stock		154,438.04	24,730.85		129,707.19

	Penn Virginia Corp Stock		121.22	112.69		8.53

	Penn Virginia Corp Stock	14,976.84			14,976.84

	Penn Virginia Corp Stock		1,788.25	820.22		968.03

	Penn Virginia Corp Stock	41,804.47			41,804.47

	Penn Virginia Corp Stock		4,000.00	3,405.95		594.05

	T Rowe Ret 2030 R	3,534.39			3,534.39

	T Rowe Ret 2030 R	3,598.86			3,598.86

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES

EMPLOYEES’ 401(k) PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS

Year Ended December 31, 2006

	PENN VIRGINIA CORPORATION
	EIN	PN
	FORM 5500,	27d
	Schedule of Reportable Transactions for Plan Year Ended 12/31/2006
A S S E T T O T A L S
IDENTITY OF PARTY INVOLVED	DESCRIPTION OF ASSET	PURCHASE PRICE	SELLING PRICE	COST OF ASSET	CURRENT VALUE OF ASSET	NET GAIN/ LOSS
	T Rowe Ret 2030 R	3,548.71			3,548.71

	T Rowe Ret 2030 R	3,537.28			3,537.28

	T Rowe Ret 2030 R	4,048.85			4,048.85

	T Rowe Ret 2030 R		49,894.30	42,301.74		7,592.56

	T Rowe Ret 2030 R	50,484.94			50,484.94

	T Rowe Ret 2030 R	4,009.64			4,009.64

	T Rowe Ret 2030 R	2,359.06			2,359.06

	T Rowe Ret 2030 R		2,359.06	2,359.06

	T Rowe Ret 2030 R	3,924.24			3,924.24

	T Rowe Ret 2030 R	4,170.94			4,170.94

	T Rowe Ret 2030 R	4,047.97			4,047.97

	T Rowe Ret 2030 R	3,906.43			3,906.43

	T Rowe Ret 2030 R	206.50			206.50

	T Rowe Ret 2030 R	4,357.91			4,357.91

	T Rowe Ret 2030 R		23,460.62	22,109.79		1,350.83

	T Rowe Ret 2030 R	8,270.30			8,270.30

	T Rowe Ret 2030 R	3,999.97			3,999.97

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES

EMPLOYEES’ 401(k) PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS

Year Ended December 31, 2006

	PENN VIRGINIA CORPORATION
	EIN	PN
	FORM 5500,	27d
	Schedule of Reportable Transactions for Plan Year Ended 12/31/2006
A S S E T T O T A L S
IDENTITY OF PARTY INVOLVED	DESCRIPTION OF ASSET	PURCHASE PRICE	SELLING PRICE	COST OF ASSET	CURRENT VALUE OF ASSET	NET GAIN/ LOSS
	T Rowe Ret 2030 R	4,413.10			4,413.10

	T Rowe Ret 2030 R	4,358.04			4,358.04

	T Rowe Ret 2030 R	4,027.56			4,027.56

	T Rowe Ret 2030 R		23,083.84	21,702.18		1,381.66

	T Rowe Ret 2030 R	3,925.14			3,925.14

	T Rowe Ret 2030 R	4,018.66			4,018.66

	T Rowe Ret 2030 R	1,132.26			1,132.26

	T Rowe Ret 2030 R	203,978.46			203,978.46

	T Rowe Ret 2030 R	0.40			0.40

	T Rowe Ret 2030 R	3,855.36			3,855.36

	T Rowe Ret 2030 R	3,902.59			3,902.59

	T Rowe Ret 2030 R	0.07			0.07

	T Rowe Ret 2030 R	3,868.84			3,868.84

	T Rowe Ret 2030 R	97,973.86			97,973.86

	T Rowe Ret 2030 R	560,336.86			560,336.86

	T Rowe Ret 2030 R	4,278.89			4,278.89

	T Rowe Ret 2030 R	372,659.56			372,659.56

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES

EMPLOYEES’ 401(k) PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS

Year Ended December 31, 2006

	PENN VIRGINIA CORPORATION
	EIN	PN
	FORM 5500,	27d
	Schedule of Reportable Transactions for Plan Year Ended 12/31/2006
A S S E T T O T A L S
IDENTITY OF PARTY INVOLVED	DESCRIPTION OF ASSET	PURCHASE PRICE	SELLING PRICE	COST OF ASSET	CURRENT VALUE OF ASSET	NET GAIN/ LOSS
	T Rowe Ret 2030 R	4,329.22			4,329.22

	T Rowe Ret 2030 R	10,000.00			10,000.00

	T Rowe Ret 2030 R	12,607.72			12,607.72

	T Rowe Ret 2030 R	4,349.75			4,349.75

	T Rowe Ret 2030 R	0.05			0.05

	T Rowe Ret 2030 R	4,257.82			4,257.82

	T Rowe Ret 2030 R	6,749.68			6,749.68

	T Rowe Ret 2030 R	44,066.23			44,066.23

PNC BANK	PNC Investment Contract Fund	1,121,122.05	383,869.55	363,512.11	1,121,122.05	20,357.44

	Federated Total Return Bond	744,982.68	241,675.39	246,054.56	744,982.68	-4,379.17

	AIM Basic Value	233,784.92	78,027.98	69,790.66	233,784.92	8,237.32

	Federated Capital Appreciation	63,970.48	562,931.85	515,568.81	63,970.48	47,363.04

	MFS MA Investors Growth Stock	149,338.10	181,859.71	168,420.24	149,338.10	13,439.47

	MFS Strategic Growth	53,849.06	844,166.18	847,657.53	53,849.06	-3,491.35

	Janus Adviser Intl Growth	0.00	0.00	0.00	0.00

	Federated Mid-Cap Index	394,178.13	235,830.94	208,131.33	394,178.13	27,699.61

	Fidelity Advisor Value Strat	291,354.89	37,414.33	39,132.97	291,354.89	-1,718.64

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES

EMPLOYEES’ 401(k) PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS

Year Ended December 31, 2006

	PENN VIRGINIA CORPORATION
	EIN	PN
	FORM 5500,	27d
	Schedule of Reportable Transactions for Plan Year Ended 12/31/2006
A S S E T T O T A L S
IDENTITY OF PARTY INVOLVED	DESCRIPTION OF ASSET	PURCHASE PRICE	SELLING PRICE	COST OF ASSET	CURRENT VALUE OF ASSET	NET GAIN/ LOSS
	Penn Virginia Corp Stock	1,159,312.37	4,745,562.86	1,120,983.30	1,159,312.37	3,624,579.56

	Penn VA 401k Slf	1,008,910.64	1,008,564.03	1,008,564.03	1,008,910.64

BANK FUND	Loan	126,144.02	56,497.28	56,497.28	126,144.02

	Fidelity Advisor Div Int’l	970,978.76	148,073.95	123,451.80	970,978.76	24,622.15

	Royce Low Price Stock	874,303.27	28,693.38	26,237.51	874,303.27	2,455.87

	T Rowe Ret 2010 R	255,878.31	887.78	846.88	255,878.31	40.90

	T Rowe Ret 2020 R	604,988.35	110,820.67	107,168.74	604,988.35	3,651.93

	T Rowe Ret 2030 R	1,467,096.11	98,797.82	88,472.77	1,467,096.11	10,325.05

	T Rowe Ret 2040 R	169,779.17	2,546.46	2,413.54	169,779.17	132.92

	T Rowe Ret Income R	3,161.51	13,596.55	12,588.63	3,161.51	1,007.92

	T Rowe Growth Stock R	1,098,709.03	71,896.84	69,880.57	1,098,709.03	2,016.27

	Fid Spartan US Equity Index Fd	821,618.35	5,168.59	4,853.60	821,618.35	314.99

	American Beacon Lg Cap Value	494.49	0.00	0.00	494.49

EXHIBITS

The following document is filed as an exhibit to this Annual Report on Form 11-K:

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES EMPLOYEES’ 401(k) PLAN

By:	/s/ Frank A. Pici
Frank A. Pici Executive Vice President and Chief Financial Officer, Penn Virginia Corporation Member, Plan Administrative Committee

Date:	July 2, 2007